STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Government Securities Series

March 31, 2008 (Unaudited)

U.S. Treasury Bills--11.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/17/08 (cost $49,991,111)	0.40	50,000,000	**49,991,111**

Repurchase Agreements--88.9%			
Banc of America Securities LLC dated 3/31/08, due 4/1/08 in the amount of $60,003,333 (fully collateralized by $58,979,084 Government National Mortgage Association, 6%, due 3/15/38, value $61,200,000)	2.00	60,000,000	60,000,000
Credit Suisse (USA) Inc. dated 3/31/08, due 4/1/08 in the amount of $60,002,250 (fully collateralized by $49,575,000 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $61,201,658)	1.35	60,000,000	60,000,000
Deutsche Bank Securities dated 3/31/08, due 4/1/08 in the amount of $40,001,556 (fully collateralized by $144,267,627 Government National Mortgage Association, 5.50%-7%, due 1/15/24-3/15/38, value $40,800,000)	1.40	40,000,000	40,000,000
Goldman, Sachs & Co. dated 3/31/08, due 4/1/08 in the amount of $16,000,444 (fully collateralized by $6,317,000 U.S. Treasury Bonds, 7.25%, due 5/15/16, value $8,270,009 and $7,931,000 U.S. Treasury Notes, 4.125%, due 8/15/08, value $8,050,120)	1.00	16,000,000	16,000,000
J.P. Morgan Chase & Co. dated 3/31/08, due 4/1/08 in the amount of $51,001,842 (fully collateralized by $243,975,000 Government National Mortgage Association, 6%-6.50%, due 9/15/31-7/15/34, value $52,020,824)	1.30	51,000,000	51,000,000
Lehman Brothers Inc. dated 3/31/08, due 4/1/08 in the amount of $60,002,167 (fully collateralized by $57,405,000 U.S. Treasury Notes, 4.625%, due 11/15/09, value $61,180,371)	1.30	60,000,000	60,000,000
Merrill Lynch & Co. Inc. dated 3/31/08, due 4/1/08 in the amount of $60,003,083 (fully collateralized by $166,667,713 Government National Mortgage Association, 5.50%, due 6/15/33-4/15/34, value $61,200,393)	1.85	60,000,000	60,000,000
UBS Securities LLC dated 3/31/08, due 4/1/08 in the amount of $52,002,022 (fully collateralized by $21,345,000 U.S. Treasury Bonds, 11.75%, due 11/15/14, value $25,704,161 and $26,093,000 U.S. Treasury Notes,			

STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Money Market Series

March 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--46.2%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC (Yankee)		
4.90% - 4.93%, 5/29/08 - 6/13/08	70,000,000	70,000,786
American Express Centurion Bank		
4.94%, 6/6/08	15,000,000	15,000,000
American Express Company		
3.05% - 4.85%, 5/22/08 - 8/28/08	65,000,000	65,000,000
Australia and New Zealand Banking Group Ltd. (London)		
4.84%, 4/25/08	30,000,000 a	30,000,000
Bank of Ireland (Yankee)		
3.02% - 4.83%, 4/24/08 - 8/28/08	65,000,000 a	65,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.77%, 4/30/08	5,000,000	5,000,000
Barclays Bank PLC (Yankee)		
2.55% - 3.73%, 7/14/08 - 12/29/08	40,000,000	40,013,588
Branch Banking & Trust Co.		
2.88%, 11/5/08	75,000,000	75,000,000
Comerica Inc.		
4.32%, 7/8/08	65,000,000	65,000,000
Credit Agricole (London)		
3.70%, 7/17/08	30,000,000	30,000,000
Credit Suisse (Yankee)		
4.90%, 6/11/08	60,000,000	60,000,000
Fortis Bank (Yankee)		
2.50%, 12/23/08	30,000,000	30,000,000
Mizuho Corporate Bank (Yankee)		
3.05%, 5/14/08	25,000,000	25,000,000
Natixis		
2.32%, 4/1/08	25,000,000 b	24,999,987
Royal Bank of Scotland PLC (Yankee)		
3.76%, 7/22/08	50,000,000	50,000,000
Societe Generale (London)		
4.80%, 6/10/08	20,000,000	20,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	25,000,000	25,000,000
Toronto Dominion Bank (Yankee)		
4.46%, 5/8/08	50,000,000	50,000,000
UniCredito Italiano SpA (Yankee)		
4.80%, 4/14/08	35,000,000	35,000,000
Union Bank of California, N.A.		
4.29% - 4.52%, 4/8/08 - 6/20/08	70,000,000	70,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $850,014,361)		**850,014,361**
Commercial Paper--43.6%		
Allied Irish Banks N.A. Inc.		
2.71%, 9/29/08	10,000,000	9,865,758
ASB Finance Ltd.		

4.93% - 4.97%, 6/3/08 - 6/12/08	70,000,000 a	69,385,125
Barclays U.S. Funding Corp.		
4.82% - 5.16%, 4/3/08 - 5/21/08	33,000,000	32,940,736
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	60,000,000	59,937,267
Cancara Asset Securitisation Ltd.		
2.82%, 6/18/08	35,000,000 a	34,787,667
CHARTA LLC		
2.96%, 8/12/08	25,000,000 a	24,730,306
CIESCO LLC		
3.19%, 5/22/08	25,000,000 a	24,887,729
Citigroup Funding Inc.		
3.22%, 8/26/08	25,000,000	24,676,396
CRC Funding LLC		
3.36%, 4/23/08	25,000,000 a	24,949,125
DnB NOR Bank ASA		
2.67% - 2.94%, 8/13/08 - 9/18/08	54,500,000	53,862,372
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	25,000,000	24,772,500
JPMorgan Chase & Co.		
5.07%, 4/1/08	40,000,000	40,000,000
Picaros Funding LLC		
3.14%, 5/23/08	26,000,000 a	25,882,827
Rabobank USA Financial Corp.		
2.65%, 4/1/08	20,000,000	20,000,000
Ranger Funding Company, LLC		
3.23%, 4/21/08	25,000,000 a	24,955,556
Regency Markets No. 1 LLC		
3.18%, 5/15/08	25,000,000 a	24,903,750
Santander Central Hispano Finance (Delaware) Inc.		
2.66%, 9/17/08	61,000,000	60,246,870
Scaldis Capital Ltd.		
4.55%, 4/8/08	55,000,000 a	54,951,875
Skandinaviska Enskilda Banken AB		
4.74%, 4/25/08	20,000,000	19,938,333
Societe Generale N.A. Inc.		
3.74%, 7/17/08	50,000,000	49,454,597
Swedbank (ForeningsSparbanken AB)		
4.86%, 4/23/08	30,000,000	29,913,008
Toronto-Dominion Holdings USA Inc.		
4.85%, 5/27/08	10,000,000	9,926,422
Unicredit Delaware Inc.		
4.81%, 6/25/08	30,000,000	29,667,792
Windmill Funding Corp.		
3.15%, 5/23/08	26,500,000 a	26,380,190
Total Commercial Paper		
(cost $801,016,201)		**801,016,201**

Corporate Notes--2.2%

General Electric Capital Corp.		
2.62%, 4/25/08	25,000,000 b	25,000,000
Wells Fargo & Co.		
3.17%, 4/4/08	15,000,000 b	15,000,000

Total Corporate Notes		
(cost $40,000,000)		**40,000,000**
Promissory Note--1.4%		
Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $25,000,000)	25,000,000 [c]	**25,000,000**
Time Deposit--1.7%		
Key Bank U.S.A., N.A. (Grand Cayman)		
2.19%, 4/1/08		
(cost $31,700,000)	31,700,000	**31,700,000**
Repurchase Agreements--4.6%		
Citigroup Global Markets Holdings Inc.		
3.15%, dated 3/31/08, due 4/1/08 in the amount of		
$60,005,250 (fully collateralized by $814,522,245		
Corporate Bonds, 0%-28.008%, due 7/9/08-2/28/52,		
value $61,953,327)	60,000,000	60,000,000
UBS Securities LLC		
3.10%, dated 3/31/08, due 4/1/08 in the amount of		
$25,002,153 (fully collateralized by $23,285,000		
Corporate Bonds, 7.75%, due 11/1/10, value		
$25,752,315)	25,000,000	25,000,000
Total Repurchase Agreements		
(cost $85,000,000)		**85,000,000**
Total Investments (cost $1,832,730,562)	**99.7%**	**1,832,730,562**
Cash and Receivables (Net)	**.3%**	**4,595,475**
Net Assets	**100.0%**	**1,837,326,037**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $430,814,150 or 23.4% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $25,000,000. At March 31, 2008, the aggregate value of this security was $25,000,000 representing 1.4% of net assets and is valued at cost.

For Federal tax pruposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	1,832,730,562	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,832,730,562	0

* Other financial instruments include futures, forwards and swap contracts.

4.625%, due 7/31/09, value $27,339,818)	1.40	52,000,000	52,000,000
Total Repurchase Agreements (cost $399,000,000)			**399,000,000**
Total Investments (cost $448,991,111)		**100.0%**	**448,991,111**
Cash and Receivables (Net)		**.0%**	**75,857**
Net Assets		**100.0%**	**449,066,968**

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	448,991,111	0
Level 3 - Significant Unobservable Inputs	0	0
Total	448,991,111	0

* Other financial instruments include futures, forwards and swap contracts.